Exhibit 99.1

Teva Reports Third Quarter 2017 Financial Results

  Revenues of $5.6 billion
  Cash flow from operations of $1.1 billion
  GAAP EPS of $0.52
  Non-GAAP EPS of $1.00
  Teva announces third quarter 2017 dividend of 8.5 cents
  2017 outlook revised to non-GAAP EPS of $3.77 - $3.87

JERUSALEM--(BUSINESS WIRE)--November 2, 2017--Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) today reported results for the quarter ended September 30, 2017.

Revenues in the third quarter of 2017 were $5.6 billion, up 1% compared to the third quarter of 2016. Excluding the impact of foreign exchange fluctuations, revenues increased 4%.

Exchange rate differences between the third quarter of 2017 and the third quarter of 2016 reduced revenues by $169 million, GAAP operating income by $32 million and non-GAAP operating income by $17 million.

Adjustments of the exchange rates used for the Venezuelan bolivar resulted in a decrease of $243 million in revenues, a decrease of $25 million in GAAP operating income and a decrease of $15 million in non-GAAP operating income, compared to results in the third quarter of 2016. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

GAAP gross profit was $2.6 billion in the third quarter of 2017, down 6% compared to the third quarter of 2016. GAAP gross profit margin was 47.1% in the third quarter of 2017, compared to 50.4% in the third quarter of 2016. Non-GAAP gross profit was $3.0 billion in the third quarter of 2017, a decline of 12% from the third quarter of 2016. Non-GAAP gross profit margin was 53.0% in the third quarter of 2017, compared to 61.0% in the third quarter of 2016. The decrease in gross profit margin, on both a GAAP and a non-GAAP basis, was the result of lower gross profit and profitability of both our generic medicines and our specialty medicines businesses, as well as the addition of the low-margin Anda distribution business. GAAP results were impacted by lower inventory step-up expenses and lower amortization expenses, which mitigated some of the decrease.

Research and Development (R&D) expenses for the third quarter of 2017 amounted to $545 million, down 18% compared to the third quarter of 2016 due to lower expenditure related both to generic and specialty medicines as well as lower other R&D expenses. R&D expenses excluding equity compensation expenses and other R&D expenses were $381 million, or 6.8% of quarterly revenues in the third quarter of 2017, compared to $406 million, or 7.3%, in the third quarter of 2016. R&D expenses related to our generic medicines segment were $162 million, a decrease of 12% compared to $185 million in the third quarter of 2016, mainly due to portfolio optimization and various efficiency measures. R&D expenses related to our specialty medicines segment were $217 million, a decrease of 5% compared to $228 million in the third quarter of 2016, mainly due to portfolio optimization activities which compensated for the increased expenses related to our late-stage product candidates.

Selling and Marketing (S&M) expenses in the third quarter of 2017 amounted to $860 million, a decrease of 9% compared to the third quarter of 2016. S&M expenses excluding amortization of purchased intangible assets and equity compensation expenses were $805 million, or 14.3% of revenues, in the third quarter of 2017, compared to $889 million, or 16.0% of revenues, in the third quarter of 2016. S&M expenses related to our generic medicines segment were $377 million, a decrease of 11% compared to $423 million in the third quarter of 2016, mainly due to lower expenses in Venezuela following exchange rate adjustments as well as certain efficiency measures, partially offset by the inclusion of the S&M expenses of the Actavis Generics business for a full quarter. S&M expenses related to our specialty medicines segment were $388 million, down 15% compared to $458 million in the third quarter of 2016, mainly due to cost reduction and efficiency measures in our commercial operations, aligning with the life cycle of our product portfolio.

General and Administrative (G&A) expenses in the third quarter of 2017 amounted to $330 million, compared to $310 million in the third quarter of 2016. G&A expenses excluding equity compensation expenses were $318 million in the third quarter of 2017, or 5.7% of quarterly revenues, compared to $304 million, or 5.5% in the third quarter of 2016.

GAAP operating income in the third quarter of 2017 was $378 million, compared to operating income of $765 million in the third quarter of 2016. Non-GAAP operating income in the third quarter of 2017 was $1.5 billion, a decrease of 18% compared to the third quarter of 2016. Non-GAAP operating margin was 26.2% in the third quarter of 2017 compared to 32.2% in the third quarter of 2016.

EBITDA (non-GAAP operating income, which excludes amortization and certain other items, as well as excluding depreciation expenses) was $1.6 billion in the third quarter of 2017, down 16% compared to $1.9 billion in the third quarter of 2016.

GAAP financial expenses for the third quarter of 2017 were $259 million, compared to $150 million in the third quarter of 2016. Non-GAAP financial expenses were $229 million in the third quarter of 2017, compared to $151 million in the third quarter of 2016. The increase in our non-GAAP financial expenses is due mainly to higher expenses related to net foreign exchange losses and financial derivatives, as well as higher interest expenses related to the debt raised to finance the acquisition of Actavis Generics.

GAAP income taxes for the third quarter of 2017 amounted to a benefit of $494 million. In the third quarter of 2016, income taxes amounted to $207 million, or 34% on pre-tax income of $615 million. Non-GAAP income taxes for the third quarter of 2017 amounted to $135 million on pre-tax non-GAAP income of $1.2 billion, for a quarterly tax rate of 11%. Non-GAAP income taxes in the third quarter of 2016 amounted to $261 million on pre-tax non-GAAP income of $1.6 billion, for a quarterly tax rate of 16%.

We expect our annual non-GAAP tax rate for 2017 to be 15%, lower than our previous estimates. This is due to changes in the geographical mix of income we expect to generate this year. Our non-GAAP tax rate for 2016 was 17%.

GAAP net income attributable to ordinary shareholders and GAAP diluted EPS were $530 million and $0.52, respectively, in the third quarter of 2017, compared to $348 million and $0.35, respectively, in the third quarter of 2016. Non-GAAP net income attributable to ordinary shareholders for calculating diluted EPS and non-GAAP diluted EPS were $1.0 billion and $1.00, respectively, in the third quarter of 2017, compared to $1.4 billion and $1.31 in the third quarter of 2016.

For the third quarter of 2017, the weighted average outstanding shares for the fully diluted earnings per share calculation on both a GAAP and a non-GAAP basis was 1,017 million. For the third quarter of 2016, this was 984 million shares on a GAAP basis, and 1,044 million shares on a non-GAAP basis. For the three months ended September 30, 2017, the mandatory convertible preferred shares amounting to 59.4 million weighted average shares, had an anti-dilutive effect on earnings per share and were therefore excluded from the outstanding shares calculation.

As of September 30, 2017, the fully diluted share count for calculating Teva's market capitalization was approximately 1,083 million shares.

Non-GAAP information: Net non-GAAP adjustments in the third quarter of 2017 were $482 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Impairment of long-lived assets of $408 million, mainly an impairment of product rights and R&D assets related to the Actavis Generics acquisition;
  Amortization of purchased intangible assets totaling $357 million, of which $310 million is included in cost of goods sold and the remaining $47 million in selling and marketing expenses;
  Other R&D expenses of $150 million;
  Restructuring expenses of $72 million;
  Acquisition, integration and related expenses, including contingent consideration, of $49 million;
  Equity compensation expenses of $32 million;
  Financial expenses of $30 million;
  Other non-GAAP items of $44 million;
  Legal settlements and loss contingencies benefit of $20 million;
  Minority interest adjustment of negative $11 million; and
  Tax benefit of $629 million, including the effect of a one- time tax benefit associated with the utilization of Actavis Generics historic capital losses.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the GAAP results to the adjusted non-GAAP figures. Investors should consider non-GAAP financial measures in addition to, and not as replacement for, or superior to, measures of financial performance prepared in accordance with GAAP.

Cash flow from operations generated during the third quarter of 2017 was $1.1 billion, compared to $1.5 billion in the third quarter of 2016. The decrease was mainly due to the impact of changes in working capital which increased by $0.3 billion.

Free cash flow, excluding net capital expenditures, was $0.9 billion, compared to $1.2 billion in the third quarter of 2016.

Total balance sheet assets amounted to $86.1 billion as of September 30, 2017, compared to $86.4 billion as of June 30, 2017.

As of September 30, 2017, our debt was $34.7 billion, compared to $35.1 billion at June 30, 2017. The decrease was mainly due to $0.6 billion of debt repayments of our 5 year term loan, our revolving credit facility and other short term loans, partially offset by foreign exchange fluctuations of $0.2 billion. The portion of total debt classified as short-term at September 30, 2017 was 8%.

Total shareholders’ equity was $30.3 billion as of September 30, 2017, compared to $29.6 billion as of June 30, 2017.

Segment Results for the Third Quarter 2017

Beginning in the fourth quarter of 2016, our OTC business, conducted primarily through PGT, is included in our generic medicines segment. This segment also includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms and our API manufacturing business.

All data presented has been conformed to the new segment structure.

Generic Medicines Segment

	Three Months Ended September 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues

Revenues	$3,007	100.0%	$3,259	100.0%
Gross profit	1,158	38.5%	1,590	48.8%
R&D expenses	162	5.4%	185	5.7%
S&M expenses	377	12.5%	423	13.0%
Segment profit*	$619	20.6%	$982	30.1%
__________
* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the third quarter of 2017 were $3.0 billion, a decrease of 8% compared to the third quarter of 2016.

Generic revenues consisted of:

  U.S. revenues of $1.2 billion, down 9% compared to the third quarter of 2016, mainly due to challenging market dynamics including pricing declines resulting from customer consolidation into larger buying groups and accelerated FDA approvals for additional generic versions of competing off-patent medicines, partially offset by the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016.
  European revenues of $985 million, an increase of 6%, or 1% in local currency terms, compared to the third quarter of 2016, mainly due to the inclusion of three months of Actavis Generics revenues, compared to two months only in the third quarter of 2016.
  ROW revenues of $843 million, a decrease of 18% compared to the third quarter of 2016. In local currency terms, revenues increased 5%, mainly due to the inclusion of three months of Actavis Generics revenues, compared to two months only in the third quarter of 2016.
  OTC revenues (which are included in the market revenues above) were $306 million, down 22% compared to the third quarter of 2016. In local currency terms, revenues increased 15%, mainly due to the inclusion of three months of Actavis Generics revenues, compared to two months only in the third quarter of 2016. In-market sales of our joint venture, PGT Healthcare, were $372 million in the third quarter of 2017, down 25% compared to the third quarter of 2016, due to the reduction of sales in Venezuela.
  API sales to third parties (which are included in the market revenues above) were $171 million, down 10% compared to the third quarter of 2016.

Generic medicines revenues comprised 54% of our total revenues in the quarter, compared to 59% in the third quarter of 2016.

Generic Medicines Gross Profit

Gross profit of our generic medicines segment in the third quarter of 2017 was $1.2 billion, a decrease of 27% compared to the third quarter of 2016. The lower gross profit was mainly due to higher production expenses, market dynamics in the United States and lower revenues in Venezuela following the currency devaluation.

Gross profit margin for our generic medicines segment in the third quarter of 2017 decreased to 38.5% from 48.8% in the third quarter of 2016.

The decrease in gross profit margin was due to lower profitability in our U.S. and ROW markets, partially offset by improved profitability of our European markets.

Generic Medicines Profit

Our generic medicines segment generated profit of $619 million in the third quarter of 2017, a decrease of 37% compared to the third quarter of 2016. Generic medicines profitability as a percentage of generic medicines revenues was 20.6% in the third quarter of 2017, down from 30.1% in the third quarter of 2016.

Specialty Medicines Segment

	Three Months Ended September 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues

Revenues	$2,034	100.0%	$2,048	100.0%
Gross profit	1,757	86.4%	1,783	87.1%
R&D expenses	217	10.7%	228	11.1%
S&M expenses	388	19.1%	458	22.4%
Segment profit*	$1,152	56.6%	$1,097	53.6%
__________
* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the third quarter of 2017 were $2.0 billion, down 1% compared to the third quarter of 2016. U.S. specialty medicines revenues were $1.5 billion, down 4% compared to the third quarter of 2016. European specialty medicines revenues were $447 million, an increase of 10%, or 5% in local currency terms, compared to the third quarter of 2016. ROW specialty revenues were $94 million, up 12%, in both dollar and local currency terms, compared to the third quarter of 2016.

Specialty medicines revenues comprised 36% of our total revenues in the quarter, compared to 37% in the third quarter of 2016.

The decrease in specialty medicines revenues compared to the third quarter of 2016 was primarily due to lower sales of our CNS products, which were largely offset by higher sales in all other therapeutic areas.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Change
	2017	2016	2017 - 2016
	U.S. $ in millions
CNS	$1,146	$1,302	(12%)
Copaxone®	987	1,061	(7%)
Azilect®	36	101	(64%)
Nuvigil®	21	21	0%
Respiratory	351	270	30%
ProAir®	155	118	31%
QVAR®	95	96	(1%)
Oncology	302	269	12%
Treanda® and Bendeka®	181	149	21%
Women's Health	119	109	9%
Other Specialty	116	98	18%
Total Specialty Medicines	$2,034	$2,048	(1%)

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, were $1.0 billion, a decrease of 7% compared to the third quarter of 2016.

In October 2017, the FDA approved a generic version of Copaxone® 40 mg /mL and an additional generic version of Copaxone® 20 mg/mL. A generic version of Copaxone® 40 mg /mL was launched in the U.S. market. In the EU, a hybrid version of Copaxone® 40 mg/mL was approved.

Copaxone® revenues in the United States, were $802 million, a decrease of 8% compared to the third quarter of 2016, due to lower volumes of Copaxone® 20 mg/mL, negative net pricing effects, mainly as a result of an increase in managed care rebate accruals for inventory in the channel following the FDA approvals for additional generic competition, partially offset by a price increase of 7.9% in January 2017 for both the 20 mg/mL and 40 mg/mL versions. At the end of the third quarter of 2017, according to September 2017 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 25.6% and 28.7%, respectively. Copaxone® 40 mg/mL accounted for over 85% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States were $185 million, down 1%, compared to the third quarter of 2016. Over 75% of European Copaxone® prescriptions are now filled with the 40 mg/mL version.

Our global Azilect® revenues were $36 million, a decrease of 64% compared to the third quarter of 2016 following the introduction of generic competition to Azilect® in the United States in 2017.

Revenues of our respiratory products were $351 million, up 30% compared to the third quarter of 2016 mainly due to higher sales of ProAir® as well as the launches of Braltus® and Cinqair®/Cinqaero®. ProAir® revenues in the third quarter of 2017 were $155 million, up 31% compared to the third quarter of 2016, mainly due to higher positive net pricing effects and higher volumes sold. QVAR® global revenues were $95 million in the third quarter of 2017, down 1% compared to the third quarter of 2016.

Revenues of our oncology products were $302 million in the third quarter of 2017, up 12% compared to the third quarter of 2016. Combined revenues of Treanda® and Bendeka® were $181 million, up 21% compared to the third quarter of 2016, mainly due to higher volumes sold related to timing of purchases.

During September 2017, we entered into several agreements to sell certain non-core specialty products, including our global women’s health business. On November 1, we announced the completion of the Paragard® divestiture to CooperSurgical. The remaining transactions are expected to close during the remainder of 2017 and in 2018.

Specialty Medicines Gross Profit

Gross profit of our specialty medicines segment was $1.8 billion, a decrease of $26 million compared to the third quarter of 2016. Gross profit margin for our specialty medicines segment in the third quarter of 2017 was 86.4%, compared to 87.1% in the third quarter of 2016.

Specialty Medicines Profit

Our specialty medicines segment profit was $1.2 billion in the third quarter of 2017, up 5% compared to the third quarter of 2016.

Specialty medicines profit as a percentage of segment revenues was 56.6% in the third quarter of 2017, compared to 53.6% in the third quarter of 2016.

The increase in profit and profitability was driven by lower S&M and R&D expenses, partially offset by lower gross profit.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended September 30, 2017 and 2016:

	Multiple Sclerosis
	Three months ended September 30,
	2017		2016
	U.S.$ in millions / % of MS Revenues

Revenues	$987	100.0%	$1,061	100.0%
Gross profit	906	91.8%	982	92.6%
R&D expenses	16	1.6%	20	1.9%
S&M expenses	64	6.5%	76	7.2%
MS profit	$826	83.7%	$886	83.5%

	Other Specialty
	Three months ended September 30,
	2017		2016
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,047	100.0%	$987	100.0%
Gross profit	851	81.3%	801	81.2%
R&D expenses	201	19.2%	208	21.1%
S&M expenses	324	31.0%	382	38.7%
Other Specialty profit	$326	31.1%	$211	21.4%

Other Activities

Other revenues (primarily sales of third-party products for which we act as distributor, mostly in the United States via Anda, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items) were $569 million in the third quarter of 2017, compared to $256 million, in the third quarter of 2016. The increase was mainly related to the inclusion of Anda's revenues beginning in the fourth quarter of 2016.

Revenues from these other activities comprised 10% of our total revenues in the quarter, compared to 5% in the third quarter of 2016.

Updated 2017 Financial Outlook

	FY 2017	Implied Q4 2017 Outlook
Revenues	$22.2-22.3 billion (previously $22.8-23.2 billion)	$5.3-5.4 billion
Non-GAAP EPS	$3.77-3.87 (previously $4.30-4.50)	$0.70-0.80
Cash flow from operations	$3.15-3.3 billion (previously $4.4-4.6 billion)	$0.85-1.0 billion

Our 2017 financial outlook was lowered to reflect the following:

  An earlier than expected, at-risk launch of a generic competitor to Copaxone® 40 mg/mL, with an expected impact on EPS of approximately 30 cents; and
  Lower than expected contribution from new generic launches in the U.S. We now project approximately $400 million of revenues from new product launches in the year, compared to the previous projection of $500 million; and
  Increased price erosion and volume declines in our U.S. Generics business including increased competition to our largest product, the Concerta® authorized generic; and
  Lower cash flow from operations due to a reduction in net income and a delay in the resolution of our working capital dispute with Allergan, which is now scheduled to conclude in 2018.

These estimates reflect management's current expectations for Teva's performance in 2017. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP measures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.

Dividends

On October 31, 2017, the Board of Directors declared a cash dividend of $0.085 per ordinary share for the third quarter of 2017. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of November 2, 2017. The record date will be November 28, 2017, and the payment date will be December 12, 2017. Tax will be withheld at a rate of 15%.

On October 31, 2017, the Board of Directors also declared a cash dividend of $17.50 per Mandatory Convertible Preferred Share for the third quarter of 2017. The record date will be December 1, 2017 and the payment date will be December 15, 2017. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Thursday, November 2, 2017 at 8:00 a.m. ET to discuss its third quarter 2017 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-869-2321; Canada 1-866-766-8269 or International +44(0) 203 0095710; passcode: 91932782. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until November 30, 2017, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 91932782.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva's net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

  our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
  our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
  our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;
  our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain, including due to labor unrest; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest or workers’ strikes; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;
  compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our Foreign Corrupt Practices Act investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;
  other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016, including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2017	2016	2017	2016
Net revenues		5,610	5,563	16,926	15,411
Cost of sales		2,967	2,762	8,643	6,942
Gross profit		2,643	2,801	8,283	8,469
Research and development expenses		545	663	1,488	1,427
Selling and marketing expenses		860	940	2,791	2,731
General and administrative expenses		330	310	838	925
Impairments, restructuring and others		550	(410)	1,209	421
Legal settlements and loss contingencies		(20)	533	324	674
Goodwill impairment charge		-	-	6,100	-
Operating (loss) income		378	765	(4,467)	2,291
Financial expenses – net		259	150	704	553
Income (loss) before income taxes		119	615	(5,171)	1,738
Income taxes (benefit)		(494)	207	(462)	464
Share in (profits) losses of associated companies, net		3	(2)	10	(11)
Net income (loss)		610	410	(4,719)	1,285
Net Income (loss) attributable to non-controlling interests		15	(2)	11	(17)
Net income (loss) attributable to Teva		595	412	(4,730)	1,302
Dividends on preferred shares		65	64	195	196
Net income (loss) attributable to Teva's ordinary shareholders		530	348	(4,925)	1,106

Earnings (loss) per share attributable to ordinary shareholders:	Basic ($)	0.52	0.35	(4.85)	1.18
	Diluted ($)	0.52	0.35	(4.85)	1.17
Weighted average number of shares (in millions):	Basic	1,017	979	1,016	935
	Diluted	1,017	984	1,016	942

Non-GAAP net income attributable to ordinary shareholders:*		1,012	1,300	3,126	3,568
Non-GAAP net income attributable to ordinary shareholders for diluted earnings per share:**		1,012	1,364	3,126	3,764

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.00	1.33	3.08	3.81
	Diluted ($)**	1.00	1.31	3.07	3.76

Non-GAAP average number of shares (in millions):	Basic	1,017	979	1,016	935
	Diluted	1,017	1,044	1,017	1,001

* See reconciliation attached.
**Dividends on the mandatory convertible preferred shares of $196 and $64 million for the nine months and the three months ended September 30, 2016, respectively, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	September 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	680	988
Trade receivables	7,424	7,523
Inventories	5,060	4,954
Prepaid expenses	1,203	1,629
Other current assets	581	1,293
Assets held for sale	1,278	841
Total current assets	16,226	17,228
Deferred income taxes	536	625
Other non-current assets	1,049	1,235
Property, plant and equipment, net	8,001	8,073
Identifiable intangible assets, net	20,878	21,487
Goodwill	39,392	44,409
Total assets	86,082	93,057

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	2,731	3,276
Sales reserves and allowances	7,662	7,839
Trade payables	2,370	2,157
Employee-related obligations	718	859
Accrued expenses	2,577	3,405
Other current liabilities	847	836
Liabilities held for sale	38	116
Total current liabilities	16,943	18,488

Long-term liabilities:
Deferred income taxes	4,914	5,413
Other taxes and long-term liabilities	1,959	1,639
Senior notes and loans	31,971	32,524
Total long-term liabilities	38,844	39,576
Equity:
Teva shareholders’ equity	28,671	33,337
Non-controlling interests	1,624	1,656
Total equity	30,295	34,993
Total liabilities and equity	86,082	93,057

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Operating activities:
Net income (loss)	610	410	(4,719)	1,285
Net change in operating assets and liabilities	(44)	1,047	(755)	1,100
Items not involving cash flow	551	4	7,802	1,415

Net cash provided by operating activities	1,117	1,461	2,328	3,800

Net cash provided by (used in) investing activities	(218)	(32,301)	572	(34,943)

Net cash provided by (used in) financing activities	(825)	25,372	(3,244)	25,918

Translation adjustment on cash and cash equivalents	7	41	36	(164)

Net change in cash and cash equivalents	81	(5,427)	(308)	(5,389)

Balance of cash and cash equivalents at beginning of period	599	6,984	988	6,946

Balance of cash and cash equivalents at end of period	680	1,557	680	1,557

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)

Gain on sales of business and long-lived assets	-	(693)	-	(693)
Amortization of purchased intangible assets	357	429	1,088	811
Restructuring expenses	72	115	300	154
Inventory step-up	-	152	67	243
Equity compensation expenses	32	31	103	83
Costs related to regulatory actions taken in facilities	(1)	46	48	123
Acquisition, integration and related expenses	31	85	87	184
Other R&D expenses	150	252	176	262
Contingent consideration	18	34	179	85
Legal settlements and loss contingencies	(20)	533	324	674
Goodwill impairment charge		-	6,100	-
Impairment of long-lived assets	408	29	564	614
Other non-GAAP items	45	16	121	75
Financial expense (income)	30	(1)	5	344
Minority interest	(11)	(22)	(44)	(65)
Tax benefit	(629)	(54)	(1,067)	(432)

		Three Months Ended September 30, 2017					Three Months Ended September 30, 2016

		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,643	331		2,974	53%	2,801	592		3,393	61%
	Operating income (loss) (1)(2)	378	1,092		1,470	26%	765	1,029		1,794	32%

	Net income attributable to ordinary shareholders (1)(2)(3)(4)	530	482		1,012	18%	348	952	64	1,364	25%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.52	0.48		1.00		0.35	0.96		1.31

(1)	Amortization of purchased intangible assets		310					387
	Inventory step-up		-					152
	Costs related to regulatory actions taken in facilities		(1)					46
	Equity compensation expenses		6					4
	Other COGS related adjustments		16					3
	Gross profit adjustments		331					592

(2)	Restructuring expenses		72					115
	Amortization of purchased intangible assets		47					42
	Equity compensation expenses		26					27
	Acquisition, Integration and related expenses		31					85
	Other R&D expenses		150					252
	Contingent consideration		18					34
	Legal settlements and loss contingencies		(20)					533
	Impairment of long-lived assets		408					29
	Gain on sales of business and long-lived assets		-					(693)
	Other operating related adjustments		29					13
			761					437
	Operating income adjustments		1,092					1,029

(3)	Financial expense (income)		30					(1)
	Tax effect		(629)					(54)
	Minority interest		(11)					(22)
	Net income adjustments		482					952

(4)	For the three months ended September 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $65 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $64 million for the three months ended September 30, 2016, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,017 and 979 million for the three months ended September 30, 2017 and 2016, respectively. For the three months ended September 30, 2017, the mandatory convertible preferred shares amounting to 59.4 million weighted average shares had an anti-dilutive effect on earnings per share and were therefore excluded from the outstanding shares calculation. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

		Nine Months Ended September 30, 2017					Nine Months Ended September 30, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	8,283	1,114		9,397	56%	8,469	1,090		9,559	62%
	Operating income (loss) (1)(2)	(4,467)	9,155		4,688	28%	2,291	2,612		4,903	32%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(4,925)	8,051		3,126	18%	1,106	2,462	196	3,764	24%

	Earnings (loss) per share attributable to ordinary shareholders - diluted (5)	(4.85)	7.92		3.07		1.17	2.59		3.76

(1)	Amortization of purchased intangible assets		944					711
	Inventory step-up		67					243
	Costs related to regulatory actions taken in facilities		48					123
	Equity compensation expenses		18					10
	Other COGS related adjustments		37					3
	Gross profit adjustments		1,114					1,090

(2)	Legal settlements and loss contingencies		324					674
	Contingent consideration		179					85
	Acquisition and related expenses		87					184
	Other R&D expenses		176					262
	Equity compensation expenses		85					73
	Restructuring expenses		300					154
	Goodwill impairment charge		6,100					-
	Impairment of long-lived assets		564					614
	Amortization of purchased intangible assets		144					100
	Gain on sales of business and long-lived assets		-					(693)
	Other operating related expenses (income)		82					69
			8,041					1,522
	Operating income adjustments		9,155					2,612

(3)	Financial expense		5					344
	Tax effect		(1,067)					(432)
	Impairment of equity investment—net		2					3
	Minority interest		(44)					(65)
	Net income adjustments		8,051					2,462

(4)	For the nine months ended September 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $195 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $196 million for the nine months ended September 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,016 and 935 million for the nine months ended September 30, 2017 and 2016, respectively. For the nine months ended September 30, 2017, the mandatory convertible preferred shares amounting to 59.4 million weighted average shares had an anti-dilutive effect on earnings per share and were therefore excluded from the outstanding shares calculation. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

	Segment Information

	Generics
	Three months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S.$ in millions / % of Segment Revenues)

Revenues	$3,007	100.0%	$3,259	100.0%	(8%)
Gross Profit	1,158	38.5%	1,590	48.8%	(27%)
R&D Expenses	162	5.4%	185	5.7%	(12%)
S&M Expenses	377	12.5%	423	13.0%	(11%)
Segment Profit*	$619	20.6%	$982	30.1%	(37%)

	Specialty
	Three months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S.$ in millions / % of Segment Revenues)

Revenues	$2,034	100.0%	$2,048	100.0%	(1%)
Gross Profit	1,757	86.4%	1,783	87.1%	(1%)
R&D Expenses	217	10.7%	228	11.1%	(5%)
S&M Expenses	388	19.1%	458	22.4%	(15%)
Segment Profit*	$1,152	56.6%	$1,097	53.6%	5%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

	Segment Information

	Generics
	Nine months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S.$ in millions / % of Segment Revenues)

Revenues	$9,143	100.0%	$8,274	100.0%	11%
Gross Profit	3,844	42.0%	3,861	46.7%	0%
R&D Expenses	553	6.1%	448	5.4%	23%
S&M Expenses	1,202	13.1%	1,178	14.3%	2%
Segment Profit*	$2,089	22.8%	$2,235	27.0%	(7%)

	Specialty
	Nine months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S.$ in millions / % of Segment Revenues)

Revenues	$6,119	100.0%	$6,471	100.0%	(5%)
Gross Profit	5,362	87.6%	5,632	87.0%	(5%)
R&D Expenses	722	11.8%	702	10.8%	3%
S&M Expenses	1,288	21.0%	1,393	21.5%	(8%)
Segment Profit*	$3,352	54.8%	$3,537	54.7%	(5%)

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Additional information

	Multiple Sclerosis
	Three months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S. $ in millions / % of Segment Revenues)

Revenues	$987	100.0%	$1,061	100.0%	(7%)
Gross profit	906	91.8%	982	92.6%	(8%)
R&D expenses	16	1.6%	20	1.9%	(20%)
S&M expenses	64	6.5%	76	7.2%	(16%)
Segment profitability	$826	83.7%	$886	83.5%	(7%)

	Other Specialty
	Three months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S. $ in millions / % of Segment Revenues)

Revenues	$1,047	100.0%	$987	100.0%	6%
Gross profit	851	81.3%	801	81.2%	6%
R&D expenses	201	19.2%	208	21.1%	(3%)
S&M expenses	324	31.0%	382	38.7%	(15%)
Segment profitability	$326	31.1%	$211	21.4%	55%

Additional information

	Multiple Sclerosis
	Nine months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S. $ in millions / % of MS Revenues)

Revenues	$2,980	100.0%	$3,208	100.0%	(7%)
Gross profit	2,731	91.6%	2,930	91.3%	(7%)
R&D expenses	58	1.9%	65	2.0%	(11%)
S&M expenses	280	9.4%	246	7.7%	14%
MS profit	$2,393	80.3%	$2,619	81.6%	(9%)

	Other Specialty
	Nine months ended September 30,				Percentage Change
	2017		2016		2017 - 2016
	(U.S. $ in millions / % of Other Specialty Revenues)

Revenues	$3,139	100.0%	$3,263	100.0%	(4%)
Gross profit	2,631	83.8%	2,702	82.8%	(3%)
R&D expenses	664	21.2%	637	19.5%	4%
S&M expenses	1,008	32.0%	1,147	35.2%	(12%)
Other Specialty profit	$959	30.6%	$918	28.1%	4%

Reconciliation of our segment profit
to consolidated income before income taxes
	Three months ended
	September 30,
	2017	2016
	(U.S. $ in millions)

Generic medicines profit	$619	$982
Specialty medicines profit	1,152	1,097
Total segment profit	1,771	2,079
Profit of other activities	17	19
	1,788	2,098
Amounts not allocated to segments:
Amortization	357	429
General and administrative expenses	330	310
Impairments, restructuring and others	550	(410)
Inventory step-up	-	152
Other R&D expenses	150	252
Costs related to regulatory actions taken in facilities	(1)	46
Legal settlements and loss contingencies	(20)	533
Other unallocated amounts	44	21

Consolidated operating income	378	765
Financial expenses - net	259	150
Consolidated income before income taxes	$119	$615

Reconciliation of our segment profit
to Teva's consolidated income before income taxes
	Nine months ended
	September 30,
	2017	2016
	(U.S. $ in millions)

Generic medicines profit	$2,089	$2,235
Specialty medicines profit	3,352	3,537
Total segment profit	5,441	5,772
Profit of other activities	61	28
	5,502	5,800
Amounts not allocated to segments:
Amortization	1,088	811
General and administrative expenses	838	925
Goodwill impairment charge	6,100	-
Impairments, restructuring and others	1,209	421
Inventory step-up	67	243
Other R&D expenses	176	262
Costs related to regulatory actions taken in facilities	48	123
Legal settlements and loss contingencies	324	674
Other unallocated amounts	119	50

Consolidated operating income (loss)	(4,467)	2,291
Financial expenses - net	704	553
Consolidated income (loss) before income taxes	$(5,171)	$1,738

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended September 30,		Percentage Change	Percentage Change
	2017	2016	2017 - 2016	2017 - 2016
	(U.S. $ in millions)			in local currencies
Generic Medicines
United States	$1,179	$1,293	(9%)	(9%)
Europe	985	933	6%	1%
Rest of the World	843	1,033	(18%)	5%
Total Generic Medicines	3,007	3,259	(8%)	(2%)
Specialty Medicines
United States	1,493	1,558	(4%)	(4%)
Europe	447	406	10%	5%
Rest of the World	94	84	12%	12%
Total Specialty Medicines	2,034	2,048	(1%)	(2%)
Other Revenues
United States	317	12	n/a	n/a
Europe	80	71	13%	6%
Rest of the World	172	173	(1%)	(6%)
Total Other Revenues	569	256	122%	117%
Total Revenues	$5,610	$5,563	1%	4%

*In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

Revenues by Activity and Geographical Area
(Unaudited)
	Nine Months Ended September 30,		Percentage Change	Percentage Change
	2017	2016	2017 - 2016	2017 - 2016
	(U.S. $ in millions)			in local currencies
Generic Medicines
United States	$3,850	$3,161	22%	22%
Europe	2,930	2,494	17%	19%
Rest of the World	2,363	2,619	(10%)	14%
Total Generic Medicines	9,143	8,274	11%	18%
Specialty Medicines
United States	4,521	5,007	(10%)	(10%)
Europe	1,304	1,214	7%	9%
Rest of the World	294	250	18%	18%
Total Specialty	6,119	6,471	(5%)	-5%
Other Revenues
United States	941	19	n/a	n/a
Europe	237	176	35%	35%
Rest of the World	486	471	3%	(2%)
Total Other Revenues	1,664	666	150%	146%
Total Revenues	$16,926	$15,411	10%	14%
*In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

	Revenues by Product line
	(Unaudited)

	Three Months Ended September 30,		Percentage Change
	2017	2016	2017 - 2016
	(U.S. $ in millions)

Generic Medicines	$3,007	$3,259	(8%)
OTC	306	391	(22%)
API	171	191	(10%)
Specialty Medicines	2,034	2,048	(1%)
CNS	1,146	1,302	(12%)
Copaxone®	987	1,061	(7%)
Azilect®	36	101	(64%)
Nuvigil®	21	21	0%
Respiratory	351	270	30%
ProAir®	155	118	31%
QVAR®	95	96	(1%)
Oncology	302	269	12%
Treanda® and Bendeka®	181	149	21%
Women's Health	119	109	9%
Other Specialty	116	98	18%
All Others	569	256	122%
Total	$5,610	$5,563	1%

	Revenues by Product line
	(Unaudited)

	Nine Months Ended September 30,		Percentage Change
	2017	2016	2017 - 2016
	(U.S. $ in millions)

Generic Medicines	$9,143	$8,274	11%
OTC	853	949	(10%)
API	572	595	(4%)
Specialty Medicines	6,119	6,471	(5%)
CNS	3,442	4,040	(15%)
Copaxone®	2,980	3,208	(7%)
Azilect®	130	322	(60%)
Nuvigil®	52	175	(70%)
Respiratory	977	949	3%
ProAir®	399	426	(6%)
QVAR®	300	346	(13%)
Oncology	852	871	(2%)
Treanda® and Bendeka®	501	511	(2%)
Women's Health	358	336	7%
Other Specialty*	490	275	78%
All Others	1,664	666	150%
Total	$16,926	$15,411	10%

* Includes aggregate payments of $150 million related to the Ninlaro® transaction in the first half of 2017.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR Contacts:
Kevin C. Mannix, United States, 215-591-8912
Ran Meir, United States, 215-591-3033
Tomer Amitai, Israel, 972 (3) 926-7656
or
PR Contacts:
Iris Beck Codner, Israel, 972 (3) 926-7246
Denise Bradley, United States, 215-591-8974